UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260, 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2

(Address of principal executive office)

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: NR 07- 15

EXETER CONTINUES TO DRILL BONANZA GRADES AT

ESCONDIDA ZONE, CERRO MORO PROJECT

Vancouver, BC, June 7, 2007 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt:EXB) (“Exeter” or the “Company”) reports that it has continued to encounter high-grade gold/silver mineralization in five new diamond drill holes at its Cerro Moro Project, in Santa Cruz Province, Argentina.

Drilling is continuing on the Escondida vein structure, which remains open both along strike and to depth.

Drill intersections from the Escondida East zone include:

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3.83 metres (“m”) at a grade of 127.7 grams per tonne gold (“g/t”) (12. 6 feet of 3.7 oz per ton gold) in hole MD098. Final silver results for this section are pending as two samples returned assays above the upper detection limit of 10,000 grams per tonne.

Included in this intersection were 2.44 m at a grade of 199.4 g/t gold (8.0 feet at a grade of 5.8 oz/ton gold), which in turn included 1.10 m grading 464.6 g/t gold (3.6 feet at a grade of 13.6 oz./ton gold).

Other highlights of assays received from the five new holes include:

-	2.85 m at a grade of 30.3 g/t gold and 1,173 g/t silver, a gold equivalent grade * of 49.8 g/t, (9.4 feet at a grade of 0.9 oz./ton gold and 34.2 oz./ton silver), including

0.32 m at a grade of 263 g/t gold and 9,370 g/t silver, a gold equivalent grade * of 419.2 g/t. (1.1 feet at a grade of 7.7 oz./ton gold and 273.3 oz./ton silver) in hole MD089;

-	4.38 m at a grade of 37.3 g/t gold and 221 g/t silver, a gold equivalent grade * of 35.6 g/t (14.4 feet at a grade of 1.1 oz./ton gold and 6.4 oz./ton silver), including; and

0.35 m at a grade of 431 g/t gold and 562 g/t silver, a gold equivalent grade * of 440.4 g/t (1.2 feet at a grade of 12.6 oz./ton gold and 16.4 oz./ton silver) in hole MD091.

For a drill plan and cross section that includes hole MD098, please click here.

Exeter’s Exploration Manager Matt Williams commented: “With work at Don Sixto now focused on resource estimations, our technical team has shifted its attention to advancing our earlier-stage properties. Work is currently focused on Cerro Moro, where we have deployed eight of our geologists.

“As the project picks up momentum, we are confident that we will see further excellent results from the Escondida zone and from other discoveries within the southern sector of the property. Geophysical and geochemical work has indicated additional gold/silver targets under extensive areas of colluvial cover. Drilling continues.”

Assays from two samples, within the mineralized intersection in hole MD098, returned silver values higher than 10,000 g/t, which is above the upper detection limit for the gravimetric assay method used for high grade silver samples. These samples will now be assayed by a method generally used for assaying silver mine concentrates.

Diamond drill cores show that visible gold is present in the form of abundant electrum grains, some up to 2 millimetres in diameter. Assaying by the screen fire assay method has been implemented in conjunction with standard 50 gram fire assaying. The procedure for screen fire assaying involves crushing and sieving of a nominal 1,000 gram sample to a particle size of 100 microns. All material which does not pass through the

100 micron sieve is then assayed. Two fire assays are undertaken on the undersize material as a check on homogeneity. The total gold content is then calculated.

Table 1: Significant Results – Escondida East Zone Drilling – Cerro Moro

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t) *
MD088	32.00	33.70	1.05	7.8	10	8.0
	35.40	38.10	2.70	6.7	288	11.5
including	36.60	37.30	0.70	13.6	646	24.3
MD089	77.15	80.00	2.85	30.3	1,173	49.8
including	78.08	78.40	0.32	263.0	9,370	419.2
MD090	68.00	69.70	1.70	49.7	346	55.4
including	68.00	69.15	1.15	70.9	341	76.6
MD091	69.00	71.00	2.00	5.2	3	5.3
MD091	84.52	88.90	4.38	37.3	221	35.6
including	85.50	85.85	0.35	431.0	562	440.4
and	88.60	88.90	0.30	24.6	2270	62.4
MD098	77.49	81.32	3.83	127.7	Pending	Pending
including	78.88	81.32	2.44	199.4	Pending	Pending
and	79.30	80.40	1.10	464.6	Pending	Pending

*            Gold equivalent grade for silver in this news release is calculated by dividing the silver assay by 60 and assumes 100% metallurgical recovery. Intervals reported are calculated for a 1.0 g/t gold equivalent cut-off grade.

Details of the Exploration Program

Trenching has now traced the Escondida East structure over a strike length of 700 metres. The Escondida West vein, considered to be an offset continuation of the East structure, has been exposed over a strike length of 300 metres. Additional trenching is proposed to trace the continuity of mineralization along strike.

Seventy-five line kilometres of gradient-array induced polarization-resistivity surveying (“IP”) have been completed to date, covering an area of seven square kilometres within the Esperanza-Escondida-Carla trend. Results from an IP orientation survey over the Escondida area showed that mineralization lies on the contact between a resistivity high to the north and a low to the south. Five targets exhibiting similar characteristics have now been defined. The IP survey will be completed later this month while detailed mapping is also being conducted by specialist epithermal geologist, Matt Houston.

The Escondida sector of the Cerro Moro property comprises a volcanic sequence of welded rhyodacite ignimbrite, rhyolite volcanic breccia and andesite lava. These units are in juxtaposed contact with an andesitic volcanic sandstone to the south. A felsic ash and pumice-rich tuff, which is welded at the base, unconformably overlies these units. Epithermal gold-silver with base metal mineralization occurs in flexures within tension vein structures. These vein structures appear to be developed as a response to left lateral (sinistral) displacement along the northwest-southeast trending Esperanza-Escondida-Carla trend. A mantle of unconsolidated marine sediments, one to four metres thick, partially covers the zone. This zone, in which three high-grade vein structures have been identified to date, covers an area approximately five kilometres long by two kilometres wide.

Quality Control and Assurance

Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

Gold and silver assay results presented above are preliminary and have been calculated using a 1.0 g/t gold equivalent cut-off grade, with no cutting of high grades. All reverse circulation drill samples are collected

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using a cyclone in one metre intervals; with the majority then composited into three metre samples. All diamond drill core samples are spilt on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile, both ISO-9001:2000 certified laboratories.

Check assaying of all samples assaying greater than 1.0 g/t gold will be completed by ALS Chemex. Samples returning greater than 10 g/t gold and/or greater than 100 g/t silver are assayed using gravimetric analyses. Standard and blank samples are used throughout the sample sequence as checks for the diamond drilling reported in this release. Standard, blank and duplicate samples are used throughout the sample sequence as checks for reverse circulation drilling.

Glen Van Kerkvoort, Exeter’s Chief Geologist and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America, using our business and exploration skills to acquire and evaluate projects from the discovery stage through to mine development.

The Company recently announced a drill intersection of 304 metres at a grade of 0.9 g/t gold on the Caspiche gold porphyry project, located between Kinross’ Refugio mine and the giant Cerro Casale gold project in Chile. Separately, Exeter is prospecting 48 gold, silver and base metal targets in southern Chile under a strategic agreement with Rio Tinto Mining and Exploration Limited.

In Mendoza Province, Argentina, the Don Sixto Project is advancing rapidly to a decision on mine development options. A new, independent resource calculation is scheduled for release later this month, ahead of a development options study which will establish the parameters of further feasibility and environmental studies. Drilling is scheduled to restart mid-year, testing zones of higher grade mineralization that are evident from recent resource modeling by our Mendoza-based geologists.

At Cerro Moro, one of 12 epithermal gold and silver properties under a strategic agreement with Cerro Vanguardia S.A., (“CVSA”, an AngloGold Ashanti subsidiary), drilling will continue through 2007. We expect to have drilled 10,000 metres on the property by July, triggering the right of CVSA to back-in to a 60% joint venture interest in Cerro Moro. Should that right be exercised, Exeter will receive an amount of cash and will be free carried to the completion of a bankable feasibility study. Should CVSA not exercise its back-in right, its interest will revert to a two percent royalty.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C2W2 exeter@exeterresource.com

Safe Harbour Statement - This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995, including those referring to the timing of a new resources estimate for the Don Sixto Project and the results of exploration on the Cerro Moro and Caspiche gold properties. These statements reflect our current belief and are based upon currently available information. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of Exeter.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

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AMEX: XRA
TSX-V: XRC

Caspiche Project – Porphyry Gold Target

Refugio Gold Mine
CSDH_013
View looking northwest across Caspiche porphyry towards the Refugio gold mine. The drill in the valley is sited on CDH_013 (304 metres at 0.9g/t gold).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date June 7, 2007

By:	/s/ Paul C. MacNeill

Paul C. MacNeill

Director